Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2021 INTERIM RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2021. This announcement, containing the full text of the 2021 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2021 Interim Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 30 August 2021 and will be despatched to holders of H shares of the Company as soon as practicable.

GUANGSHEN RAILWAY     2021 INTERIM REPORT

Important Notice

1.

The board of directors (the “Board”), the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this interim report are true, accurate and complete, and there are no misrepresentations, misleading statements or material omissions in this interim report, and severally and jointly accept the related legal responsibility.

2.	All Directors of the Company attended the meeting of the Board to consider this interim report.

3.	The financial report contained in this interim report has been prepared in accordance with the International Financial Reporting Standards and has not been audited.

4.

Wu Yong, Chairman of the Board of the Company, Hu Lingling, Managing Director, Luo Xinpeng, Chief Accountant, and Liu Qiyi, Chief of Finance Department hereby warrant that the financial report contained in this interim report is true, accurate and complete.

5.	The Board of the Company decided not to distribute any profit or transfer any common reserve to increase share capital during the reporting period.

6.	Declaration of risks with respect to forward-looking statements

Forward-looking statements including future plans and development strategies contained in this interim report do not constitute any actual commitments to the investors of the Company, and investors and personnel concerned shall stay adequately mindful of risks, and understand the difference between plans, projections and commitments.

7.	Is there any non-regular appropriation of fund by the controlling shareholders and their related parties

No

8.	Is there any violation of the decision-making procedures with respect to the provision of external guarantee

No

9.	Whether more than half of the directors cannot guarantee the authenticity, accuracy and completeness of the interim report disclosed by the Company

No

10.	Notice of Material Risks

This interim report contains details of future potential risks. Please refer to the section headed “Potential risks” in the chapter “Report of the Directors (Including Management Discussion and Analysis)” for details.

001

		Contents

Chapter 1	Definitions	003

Chapter 2	Company Profile and Major Financial Indicators	004

Chapter 3	Report of the Directors (Including Management Discussion and Analysis)	007

Chapter 4	Corporate Governance	019

Chapter 5	Environmental and Social Responsibilities	025

Chapter 6	Matters of Importance	027

Chapter 7	Changes in Shares and Particulars of Shareholders	033

Chapter 8	Information Regarding Preference Shares	039

Chapter 9	Information Regarding Bonds	040

Chapter 10	Financial Report	041

Documents Available for Inspection

(1)   Financial statements bearing the signatures and seals of the Chairman of the Board, General Manager, Chief Accountant and Chief of Finance Department of the Company;

(2)   The originals of all company documents and announcements publicly disclosed during the reporting period;

(3)   The interim report disclosed on the Shanghai Stock Exchange.

Place for inspection: Board Secretariat of the Company

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

Chapter 1

Definitions

In this report, unless the context otherwise requires, the expressions stated below have the following meanings:

Company	Guangshen Railway Company Limited

Reporting period, current period	6 months from January 1 to June 30, 2021

Same period last year	6 months from January 1 to June 30, 2020

A Share(s)	Renminbi-denominated ordinary share(s) of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi

H Share(s)	Overseas listed foreign share(s) of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars

ADS	U.S. dollar-denominated American Depositary Shares representing ownership of 50 H Shares issued by depository bank (Trustee) in the United States under the authorization of the Company

PRC	The People’s Republic of China

CSRC	The China Securities Regulatory Commission

SSE	The Shanghai Stock Exchange

SEHK	The Stock Exchange of Hong Kong Limited

NYSE	The New York Stock Exchange

SFO	The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

Listing Rules	The Rules Governing the Listing of Securities on SEHK and/or the Rules Governing the Listing of Stocks on SSE (as the case may be)

Articles	The articles of association of Guangshen Railway Company Limited

CSRG	China State Railway Group Co Ltd

GRGC, largest shareholder	China Railway Guangzhou Group Co., Ltd.

GZIR	Guangdong Guangzhu Intercity Rail Transportation Company Limited

WGPR	Wuhan-Guangzhu Passenger Railway Line Co., Ltd.

GSHER	Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited

GZR	Guangzhou-Zhuhai Railway Company Limited

XSR	Xiamen-Shenzhen Railway Company Limited

GDR	Guangdong Railway Company Limited

GGR	Guiyang-Guangzhou Railway Company Limited

NGR	Nanning-Guangzhou Railway Company Limited

PRDIR	Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited

MZR	MaoZhan Railway Company Limited

SMR	Guangdong Shenmao Railway Company Limited

MSR	Guangdong Meizhou-Shantou Passenger Railway Line Company Limited

003

Chapter 2

Company Profile and Major Financial Indicators

I.	COMPANY INFORMATION

Chinese name of the Company	廣深鐵路股份有限公司
Chinese name abbreviation of the Company	廣深鐵路
English name of the Company	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong
Place of incorporation of the Company	A joint stock limited company incorporated in the PRC

II.	CONTACT PERSON AND CONTACT INFORMATION

	Secretary to the Board	Representative of Securities Affairs
Name	Tang Xiangdong	Deng Yanxia
Contact Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Tel.	(86) 755-25588150	(86) 755-25588150
Fax.	(86) 755-25591480	(86) 755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

III.	CHANGES IN BASIC INFORMATION

Company’ s Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Historical Changes in the Company’ s Registered Address	Nil
Company’ s Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Postal Code of the Company’ s Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com
Query Index of Changes during the Reporting Period	Nil

IV.	CHANGES IN INFORMATION DISCLOSURE AND RESERVE ADDRESS

Newspapers specified by the Company for information disclosure	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites to publish the interim report	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of the Company’ s interim report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province
Query Index of Changes during the Reporting Period	Nil

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

V.	SHARES INFORMATION OF THE COMPANY

Type of Shares	Stock Exchange of listed shares	Stock Short Name	Stock Code
A Share	SSE	廣深鐵路	601333
H Share	SEHK	GUANGSHEN RAIL	00525
ADS	—	—	GSHHY

VI.	OTHER RELEVANT INFORMATION

Accounting firm engaged by the Company (domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Yao Wenping, Liu Jingping
Accounting firm engaged by the Company (overseas)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince’ s Building, Central, Hong Kong
Legal advisor as to PRC law	Name	Beijing Grandway Law Office
	Office Address	12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office Address	37th Floor, Hysan Place, 500 Hennessy Road, Hong Kong
Legal advisor as to United States law	Name	Jones Day
	Office Address	31st Floor, Edinburgh Tower, The Landmark, 15 Queen’ s Road Central, Central, Hong Kong
Registrar for A Shares	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166 Lujiazui East Road, Pudong New District, Shanghai
Registrar for H Shares	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’ s Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, China

005

VII.	MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS OF THE COMPANY

(Unit: RMB thousand)

	At the end of the reporting period	At the end of last year	Increase/ decrease for the end of reporting period compared to the end of last year (%)
Total assets	36,679,409	36,780,453	(0.27)
Net assets (excluding interests of minor shareholders)	28,197,115	28,192,838	0.02
Net assets per share (RMB/Share)	3.98	3.98	—

	Reporting period (From January to June)	Same period last year	Increase/ decrease for the reporting period compared with the same period last year (%)
Total revenue	9,667,978	7,456,900	29.65
Total operating expenses	9,682,042	8,222,811	17.75
Profit from operations	50,673	(761,501)	N/A
Profit before tax	31,806	(785,720)	N/A
Consolidated profit attributable to shareholders	4,277	(613,983)	N/A
Basic earnings per share (RMB/Share)	0.0006	(0.09)	N/A
Earnings per ADS (RMB/Unit)	0.03	(4.33)	N/A
Net cash generated from operating activities	310,647	525,857	(40.93)
Net cash generated from operating activities per share (RMB/Share)	0.04	0.07	(42.86)

Note:

During the reporting period, the Company’s “profit from operations, profit before tax and consolidated profit attributable to shareholders” turned from negative to positive, mainly due to the significant increase in operating revenue which outweighed the increase in operating expenses. For a detailed analysis of the changes in the Company’s operating revenue and operating expenses for the reporting period, please refer to the chapter “Report of the Directors (Including Management Discussion and Analysis)” in this interim report.

VIII.	DIFFERENCES IN ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

☐   Applicable         ☒   Not applicable

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

Chapter 3

Report of the Directors

(Including Management Discussion and Analysis)

I.	FACT SHEET OF THE COMPANY’S INDUSTRY AND PRINCIPAL ACTIVITIES DURING THE REPORTING PERIOD

(1)	Principal Activities and Business Model

During the reporting period, as a railway transportation enterprise, the Company has primarily been operating passenger and freight transportation businesses. It has also operated the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and provided railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR, XSR, GDR, NGR, GGR, PRDIR, MZR, SMR and MSR.

(2)	Industry Fact Sheet

Being the aorta of the nation’s economy, a key infrastructure, a significant project for people’s livelihood, the backbone of an integrated transportation system and one of the main means of transportation, the railway is of crucial importance for the nation’s economic and social development. Since the State Council of the PRC approved the implementation of the Medium to Long Term Plan for Railway Network Development（《中長期鐵路網規劃》）in 2004, railways in China have experienced exponential development. On the whole, the tight capacity of the Chinese railways has now been alleviated, the bottle neck restriction has been eliminated, and economic and social development needs have been met. However, when benchmarking with the requirements for a new normal of economic developments, other transportation forms and the advanced levels of developed countries, China’s railway still faces deficiencies such as incomplete layout, low operational efficiency and rather severe structural conflicts. By the end of 2020, the nationwide railways in operation reached 146,300 kilometers; among which, the high-speed railways in operation ran over 37,900 kilometers. In the first half of 2021, the railways nationwide had achieved a passenger traffic volume of 1.365 billion people, representing a year-on-year increase of 67%; meanwhile, the outbound freight tonnage had reached 2.366 billion tonnes, representing a year-on-year increase of 10.1%.

II.	SIGNIFICANT CHANGES IN CORE COMPETENCIES DURING THE REPORTING PERIOD

During the reporting period, there were no significant changes in the core competencies of the Company.

007

III.	DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In the first half of 2021, the operating revenue of the Company was RMB9,668 million, representing an increase of 29.65% as compared to RMB7,457 million for the same period of last year; among which, revenue from passenger transportation, freight transportation, railway network usage and other transportation-related services, and other businesses were RMB2,941 million, RMB997 million, RMB5,253 million and RMB477 million respectively, accounting for 30.42%, 10.31%, 54.34% and 4.93% of the total revenue respectively; profit from operations amounted to RMB50.673 million, turning from loss to profit on a year-on-year basis (same period last year: RMB-762 million); consolidated profit attributable to shareholders was RMB4.277 million, turning from loss to profit on a year-on-year basis (same period last year: RMB614 million).

(1)	Analysis of principal operations

1.	Analysis of changes in items of financial statements

	(Unit: RMB thousand)
Item	Current period	Same period last year	Change (%)
Operating revenue	9,667,978	7,456,900	29.65
Operating expenses	9,682,042	8,222,811	17.75
Depreciation of financial assets	(42,504)	10,554	(502.73)
Finance costs — net	34,745	27,643	25.69
Share of net profits of associates	15,878	3,424	363.73
Income tax expenses	27,469	(172,806)	N/A
Net cash flows from operating activities	310,647	525,857	(40.93)
Net cash flows from investing activities	(191,017)	(578,381)	(66.97)
Net cash flows from financing activities	(30,945)	(30,375)	1.88

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

2.	Revenue

(1)	Passenger Transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes the transportation businesses of Guangzhou-Shenzhen inter-city trains, long-distance trains and Hong Kong Through Trains. The table below sets forth the revenue from passenger transportation and passenger traffic volume for this period in comparison with those from the same period last year:

	Current period	Same period last year	Change (%)
Revenue from passenger transportation (RMB ten thousand)	294,094	172,868	70.13
— Guangzhou-Shenzhen inter-city trains	96,606	61,829	56.25
— Through Trains	—	1,453	(100.00)
— Long-distance trains	177,376	96,211	84.36
— Other revenues from passenger transportation	20,112	13,375	50.37
Passenger traffic volume (persons)	21,287,807	17,873,745	19.10
— Guangzhou-Shenzhen inter-city trains	9,063,666	6,922,862	30.92
— Through Trains	—	104,998	(100.00)
— Long-distance trains	12,224,141	10,845,885	12.71
Total passenger — kilometers (’00 million passenger-kilometers)	63.32	56.45	12.17

•

The increases in revenue from passenger transportation and passenger traffic volume were mainly due to the following: (1) During the reporting period, although multiple COVID-19 cases were reported at various places in the PRC, the overall situation remained basically stable. Therefore, the railway passenger traffic showed a substantial recovery growth on a year-on-year basis; and (2) from 1 April 2021, the Company actively applied to the competent authorities of the industry for the addition of 10 pairs of cross-network EMU trains.

009

(2)	Freight Transportation

Freight transportation forms an important part of the Company’s transportation business. The table below sets forth the revenue from freight transportation and outbound freight volume for the current period as compared with the same period last year:

	Current period	Same period last year	Period- on-period increase/ decrease (%)
Revenue from freight transportation (RMB ten thousand)	99,694	73,593	35.47
— Revenue from freight charges	85,516	63,556	34.55
— Other revenue from freight transportation	14,178	10,037	41.26
Outbound freight volume (tonnes)	9,195,730	6,979,249	31.76
Full-distance volume of outbound freight traffic (’00 million tonne-kilometers)	63.97	55.02	16.27

•

The increases in revenue from freight transportation and outbound freight volume were mainly due to the following: During the reporting period, the Company made full use of the transportation resources unused because of the decrease in passenger volume, vigorously implemented the operating strategy of “replenishing customers with goods (以貨補客)”, exerted great efforts on the “program for increasing freight transportation volume”, fully explored freight transportation resources, and strengthened the organization of freight transportation, and the demand for freight transportation substantially increased on a year-on-year basis.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

(3)	Railway Network Usage and Other Transportation Services

Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. The table below sets forth the revenue from railway network usage and other transportation services for the current period in comparison with those of the same period last year:

	Current period	Same period last year	Period- on-period increase/ decrease (%)
Revenue from railway network usage and other transportation services (RMB ten thousand)	525,304	462,076	13.68
(a) Railway network usage services	183,392	166,777	9.96
(b) Other transportation services	341,912	295,299	15.79
— Railway operation	194,703	187,006	4.12
— Other services	147,209	108,293	35.94

•

The increase in revenue from railway network usage services was mainly due to the following: During the reporting period, the overall situation of COVID-19 remained stable in the PRC, and the number of operating passenger and freight transport trains increased year-on-year, which contributed to a corresponding increase in the Company’s revenue from passenger and freight railway network usage.

•

The increase in revenue from other transportation services was mainly due to the following: During the reporting period, the railway passenger traffic showed a substantial recovery growth, and the transportation services provided by the Company to other railway companies increased, which contributed to a corresponding increase in the revenue therefrom.

(4)	Other Businesses

The Company’s other businesses mainly include train repairs, on-board catering services, leasing, sales of materials and supplies, sales of goods and other businesses that are related to railway transportation. During the first half of 2021, revenue from other businesses was RMB477 million, representing an increase of 28.23% as compared to RMB372 million for the same period last year. The increase was mainly due to the following: The revenue from train maintenance, sales of materials and supplies increased.

011

3.	Costs

	(Unit: RMB thousand)
Business Segment	Current period	Same period last year	Period- on-period increase/ decrease (%)
Railway business	9,279,435	7,838,583	18.38
Other businesses	402,607	384,228	4.78

Total	9,682,042	8,222,811	17.75

•

The increase in costs of principal businesses was mainly due to the following: (1) During the reporting period, the Company’s passenger traffic and freight transportation volume, the railway operation services provided and the number of trains operated increased, and the equipment rental and service fees, salaries and benefits, material consumption, water and electricity, cargo handling fees and other transportation expenses increased accordingly; and (2) the Company carried out the construction of quality and standard lines in terms of railway safety, and the line maintenance expenses increased accordingly.

•

The decrease in costs of other businesses was mainly due to the following: During the reporting period, the train maintenance, sales of materials and supplies, on-board catering and other businesses provided by the Company increased, leading to corresponding increases in the expenses for materials, water and electricity consumption, salaries and benefits.

4.	Expenses

				(Unit: RMB thousand)
Item	Current period	Same period last year	Period- on-period increase/ decrease (%)	Major reason(s) for the changes
Impairment of financial assets	(42,504)	10,554	(502.73)	The reversal of the loss from bad debt.
Finance costs — net	34,745	27,643	25.69	The increase in interest expenses from lease liabilities.
Share of net profit of associates	15,878	3,424	363.73	The increase in investment income from associates recognized under the equity method.
Income tax expenses	27,469	(172,806)	N/A	The increase in total profit.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

5.	Cash Flow

				(Unit: RMB thousand)
	Current period	Same period last year	Period- on-period increase/ decrease (%)	Major reason(s) for the changes
Net cash flows from operating activities	310,647	525,857	(40.93)	The increase in receivables for the provision of railway operation services.
Net cash flows from investing activities	(191,017)	(578,381)	(66.97)	The decrease in investment expenditures for fixed assets and construction in progress.
Net cash flows from financing activities	(30,945)	(30,375)	1.88	—

(2)	Analysis of assets and liabilities

				(Unit: RMB thousand)
Item	Amount at the end of current period	Amount at the end of previous year	Changes in amount from the end of previous period to the end of current period (%)	Explanation
Fixed assets	22,472,808	23,016,415	(2.36)	The provision made for the depreciation of fixed assets.
Construction in progress	2,650,708	2,778,676	(4.61)	The transfer from construction in progress to fixed assets upon completion.
Trade receivables	4,415,089	3,721,677	18.63	The increase in receivables for the provision of railway operation services.
Prepayments and other receivables	532,432	695,522	(23.45)	The decrease in receivables for land acquisition and reserve.
Contract liabilities	63,445	215,305	(70.53)	The decrease in receipts in advance for transportation services.

013

(3)	Analysis of investment positions

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests in other listed companies and non-listed financial enterprises.

1.	Significant investments in equity interests

☐  Applicable ☒  Not applicable

2.	Significant non-equity investments

	(Unit: RMB ten thousand)
Project name	Project amount	Progress of project	Invested amount during this year	Actual amount invested in aggregate
Improvements of automatic blocking and computer inter-locking equipment of the section from Guangzhou to Pingshi of Beijing-Guangzhou railway	72,651	74%	448	53,834
Improvements of system adaptability of the traction power supply system of the section from Pingshi to Guangzhou of Beijing-Guangzhou railway	58,499	73%	32	42,524
Construction of public rental houses for staff in Shipai of Guangzhou area	28,003	93%	—	25,917

3.	Financial assets measured at fair value

At the end of the reporting period, the Company had financial assets measured at fair value and changes included in other comprehensive income with a carrying amount of RMB377,631,000. During the reporting period, there were no changes in fair value of these assets.

(4)	Disposal of major assets and equity interests

☐  Applicable ☒   Not applicable

(5)	Analysis of major holding and investee companies

During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

IV.	OPERATING OUTLOOK AND FOCUS TASKS FOR THE SECOND HALF OF 2021

Looking forward to the second half of 2021, although the domestic and international environment is still complex and changeable, it is believed that under the strong leadership of the Communist Party of China and the State Council, and with the joint efforts of various regions and departments, the PRC’s economy will continue to recover steadily, and the economic development will continue to remain stable while also reinforcing and improving. Facing a favorable business environment, the Company will follow Xi Jinping’s thoughts on socialism with Chinese characteristics for a new era as the guide, adhere to the general tone of seeking progress while maintaining stability, and coordinate development and safety, as well as epidemic prevention and control, safety and stability, reform and development of railway operation and party building, etc. in accordance with the decisions and assignments of the government and competent authorities of the industry, and strive to achieve the annual operating goals of the Company.

In the second half of 2021, the Company will focus on the following aspects:

(1)

Epidemic prevention and control: exerting great efforts on epidemic prevention and control and taking it as a prerequisite for completing other work, maintaining a high level of vigilance for epidemic prevention and control, strictly implementing various measures for normalized epidemic prevention and control, and creating a safe and healthy travel environment.

(2)

Transportation safety: adhering to the principle of prevention first, combining prevention and control, to achieve precise elimination of safety hazards and the precise prevention and control of safety risks, and exerting earnest efforts on railway transportation safety and flood prevention.

(3)

Operational management: Firstly, focusing on grasping the opportunities brought about by the Summer Festival, Mid-Autumn Festival, National Day and other holidays, and sparing no effort and making use of full capacity to prepare for the “blowout-like” mass passenger traffic after recovery; secondly, vigorously implementing the operating strategy of “replenishing customers with goods (以貨補客)”, staying market-oriented, increasing and exploring the effective supply of transportation products, to better meet the increasing demand of cargo owners for transportation services; thirdly, firmly establishing the idea of living tight, fully implementing various cost-saving and consumption-reducing measures, and strictly controlling direct production expenses, other labor costs and procurement expenditures; and fourthly, making good use of the policy on the market-based floatation of freight rates and the support policies of the governments at all levels, to actively strive for the support of various preferential policies to promote profit increase and cost reduction.

015

V.	OTHER DISCLOSURE

(1)	Potential risks

Type of risk	Description of risk	Addressing measures
Macro-economic risk	Railway transportation industry is highly related to macro-economic development conditions and may be greatly affected by macro-economic environment. If the macro-economic environment deteriorates, the Company’s operation results and financial condition may be adversely affected.	The Company will pay close attention to the changes in international and domestic macro-economic conditions, strengthen analysis and study of factors affecting railway transportation industry and be committed to achieving stability in the Company’s production and operation by timely adjusting the Company’s development strategy in response to market change.

Policy and regulatory risk	Railway transportation industry may be greatly affected by government policies and regulations. With changes in domestic and international economic environment and reform and development of railway transportation industry, corresponding adjustment may be required for relative laws and regulations and industrial policies. These changes may incur uncertainties to the Company’s business development and operation results in the future.	The Company will proactively engage in different seminars for improvement of industrial polices and regulations development, study the latest changes in policies and regulations, capture the development opportunities brought by amendments in policies and regulations and adopt a prudent approach in addressing uncertainties caused by the changes in policies and regulations.

Transportation safety risk	Transportation safety is the prerequisite and foundation for normal operation and good reputation of railway transportation industry. Natural disasters, bad weather, equipment failures, human error and other force majeure may impose adverse impact on the transportation safety of the Company.	The Company consciously accepts the safety supervision of the competent authorities of the industry, proactively participates in transportation safety meetings held by authorities of the industry, timely understands the transportation safety conditions of the Company, provides for and utilizes safety production expenses as required and intensifies the training of safety knowledge and capability of transportation personnel.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

Type of risk	Description of risk	Addressing measures
Market competition risk	Competition exists in certain markets between aviation, road and water transportation and railway transportation. In addition, with the development in railway transportation industry, a range of high-speed railways and inter-city railways has commenced operation. Internal competition within railway transportation industry also intensifies. The Company may be subject to greater competitive pressure in the future, which in turn constitutes impact on the operation results of the Company.

The Company will take proactive actions in addressing market competition by leveraging the advantages a “safe, comfortable, convenient, and timely” railway transportation system, improving service facilities and enhancing service quality. For freight transportation, the Company will take great efforts to increase the efficiency, turnover rate and trip frequency of freight trains.

In addition, the Company will strengthen the analysis and research of the railway transportation market, and proactively apply to authorities of the industry to add new long-distance trains in areas not covered by high-speed railways.

Financial risk	The operating activities of the Company are subject to various financial risks, such as exchange rate risk, interest risk, credit risk and liquidity risk.	The Company has established a set of managerial procedures to deal with financial risks with focus on the uncertainties of the financial markets, which are designed to minimize the potential adverse impact on the financial performance of the Company. For more detailed analysis, please refer to “Note 4 to the financial statements”.

017

(2)	Other disclosures

1.	Liquidity and source of funding

During the reporting period, the principal source of funding of the Company was revenue generated from operating activities. The funds were mainly used for operating and capital expenses, payment of taxes, etc. The Company has stable cash flow and believes that it has sufficient working capital, bank facilities and other sources of funding to meet its operation and development needs.

As at the end of the reporting period, the Company had no borrowings of any form. The Company’s capital commitments and operating commitments as of the end of the reporting period are set out in Note 14 to the financial statements.

As at the end of the reporting period, the Company had no charges nor guarantees on any of its assets, and had no entrusted deposits. The gearing ratio (calculated by the balance of liabilities as at the end of the period divided by the balance of total assets as at the end of the period) of the Company was 23.23%.

2.	Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisitions of capital assets

During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

3.	Risk of foreign exchange rate fluctuations and related hedges

The Company’s exposure to foreign exchange risks was mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors, which are settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities are subject to the risks of foreign exchange rate fluctuations.

The Company has not used any financial instruments to hedge its foreign exchange risks. Currently, its foreign exchange risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

4.	Contingent liabilities

During the reporting period, the Company had no contingent liability.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

Chapter 4

Corporate Governance

I.	SUMMARY OF CORPORATE GOVERNANCE

Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of the affairs of the Company. General meetings, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the places of listing of the Company’s stocks relating to corporate governance of a listed company.

During the reporting period, in view of the highly centralized and systematic transportation management over the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information in order to exercise its administrative functions as an industry leader according to the law and administrative regulations. In this regard, the Company has been providing GRGC with its monthly financial data summaries during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties in relation to information confidentiality and prevention of insider transactions.

Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and the level of governance to promote the regulated, healthy and sustainable development of the Company.

II.	SUMMARY OF GENERAL MEETINGS

Session of meeting	Date	Address of designated website for publishing resolutions	Date of disclosure	Resolutions
Annual General Meeting of 2020	17 June 2021	Website of SSE (www.sse.com.cn)	18 June 2021	All resolutions were passed
		HKExnews Website of SEHK (www.hkexnews.hk)	17 June 2021

III.	The Board

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they possess appropriate professional qualifications in accounting or related fields.

The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific terms of reference, and it reports to and gives advice to the Board on a regular basis.

019

IV.	Audit committee

Members of the audit committee were appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Frederick Ma Si-Hang (chairman of the audit committee), Mr. Tang Xiaofan and Mr. Qiu Zilong. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Tang Xiangdong, is the secretary of the audit committee.

According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that all appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties.

The 2021 interim report (including the unaudited interim financial statements for the 6 months ended 30 June 2021) of the Company has been reviewed by the audit committee.

V.	Remuneration committee

Members of the remuneration committee of the Company were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Wu Yong, Mr. Hu Lingling, Mr. Frederick Ma Si-Hang (chairman of the remuneration committee), Mr. Tang Xiaofan and Mr. Qiu Zilong.

According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee has been provided with adequate resources from the Company to perform its duties.

020

GUANGSHEN RAILWAY     2021 INTERIM REPORT

VI.	Compliance with the Corporate Governance Code

The Company is always committed to maintaining high standards of corporate governance. During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK.

As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure of the Company over a long period of time. According to the requirements of the Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director of the Company or there is a vacancy for Director of the Company, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of a written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for independent Director by way of a written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected.

VII.	Securities transactions by Directors, Supervisors and senior management and interests on competitive business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

021

VIII.	Investor relations

The secretary to the Board of the Company is in charge of information disclosure and investor relations of the Company. The Company has formulated Working Rules of Secretary to the Board and Management Method of Information Disclosure. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relations in accordance with the relevant requirements.

The Company advocates a corporate culture that respects investors and holds itself accountable for investors. The Company establishes a smooth communication channel with investors and enhances mutual trust and interaction based on good information disclosure and initiating various investor relations activities, and respects investors’ rights of knowledge and option, while insisting on rewarding its shareholders.

(1)	Information Disclosure

Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and the Listing Rules, and fulfilling the information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.

In the reporting period, the Company timely completed the preparation and disclosure of its 2020 Annual Report, 2020 Report for Self-assessment on Internal Control, 2020 Social Responsibility Report and 2021 First Quarterly Report, and released various announcements and other shareholders’ documents and information disclosing in detail the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investment, dividends and distribution, corporate governance and so forth. Moreover, the Company consistently maintained to provide in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding about the operation, management, and development trends of the Company.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

(2)	Ongoing Communication

On the basis of a competent disclosure of information, the Company maintains an effective two-way communication with investors through various channels and conveys information which investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management.

1.	Making publicly known the investor hotline, investor relations e-mail box and the Investors’ Message section on the Company’s website, and promptly responding to investors’ enquiries.

2.	Holding results briefings on a regular basis to actively make positive interactions with investors, and provide earnest answers to investors’ general concerns and questions raised on site.

3.

Investors and the public may check out information such as the Company’s basic information, rules for the Company’s corporate governance, information disclosure documents and profiles of Directors, Supervisors and the senior management at any time on the Company’s website.

4.	The Company timely handled and replied to investors’ messages through the “e-interaction” platform developed by the SSE for listed companies and investors.

(3)	Shareholder Return

Since its listing, the Company has always been insisting on rendering returns to shareholders and distributed annual cash dividends for 24 consecutive years from 1996 to 2019 with an aggregate cash dividend payment of approximately RMB12.3 billion, with a dividend payout ratio of approximately 56.56%.

023

IX.	CHANGES OF DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT OF THE COMPANY

Name	Position held	Change
Hu Dan	Non-executive Director	Elected
Zhou Shangde	Executive Director	Elected
Lei Chunliang	Shareholder Representative Supervisor, Chairman of the Supervisor Committee	Elected
Huang Songli	Employee Representative Supervisor	Elected
Huang Songli	Deputy General Manager	Engaged
Wang Bin	Non-executive Director	Resigned
Guo Xiangdong	Executive Director	Resigned
Liu Mengshu	Shareholder Representative Supervisor, Chairman of the Supervisor Committee	Resigned
Zhou Shangde	Employee Representative Supervisor	Resigned
Guo Xiangdong	Deputy General Manager	Removed

X.	INTERIM PLANS FOR PROFIT DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

Whether to distribute or capitalize     No

XI.	THE COMPANY’S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES’ INCENTIVE MEASURES AND THEIR IMPACTS

☐ Applicable    ☒  Not applicable

024

GUANGSHEN RAILWAY     2021 INTERIM REPORT

Chapter 5

Environmental and Social Responsibilities

I.	EXPLANATION OF ENVIRONMENTAL PROTECTION EFFORTS

(1)	Explanation of environmental protection efforts taken by companies and their substantial subsidiaries which are the key discharging units announced by the environmental protection department

The Company’s locomotive maintenance depot in Guangzhou is a key waste discharging unit for water environment and the key unit under supervision for soil pollution of Guangzhou for the year of 2021 as announced by the Bureau of Environmental Protection of Guangzhou Municipality, and has disclosed the environmental protection efforts in accordance to the related requirements and the specific requirements of the local government authorities. For more details, please visit the website of the Bureau of Environmental Protection of Guangzhou Municipality at http://112.94.64.160:8013/gzydzf2-enterprise/qyhjbgs/list2018?open MsgTaskId=202104251726051948641&year=2021.

During the reporting period, the Company and its major subsidiaries were not subject to administrative penalties due to environmental issues.

(2)	Explanation on the environmental protection efforts by the companies other than the key discharging units

☐  Applicable    ☒  Not applicable

(3)	Explanation on the follow-up plans or subsequent changes on the disclosure of environmental protection efforts during the reporting period

☐  Applicable    ☒  Not applicable

(4)	Relevant information conducive to protecting ecology, preventing pollution, and fulfilling environmental responsibilities

☐  Applicable    ☒  Not applicable

(5)	Measures taken to reduce carbon emissions during the reporting period and the effects thereof

☐  Applicable    ☒  Not applicable

II.	Particulars of consolidating and expanding the achievements of poverty alleviation and rural revitalization, etc.

☐  Applicable    ☒  Not applicable

025

III.	INFORMATION OF EMPLOYEES

(1)	Number of employees

As at the end of the reporting period, the Company has a total of 40,543 employees, representing a decrease of 743 employees compared with 41,286 employees as at last year’s end. The major reason for such decrease is the natural decrease due to employees reaching their retirement age.

(2)	Remuneration policy

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies.

The Company’s salary policy is closely linked with economic efficiency, labor efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post labour assessment and employee performance appraisal. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc., and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input, thereby giving full play to the important role of the distribution system in the Company’s incentive mechanism and mobilize the enthusiasm of the employees.

During the reporting period, the total wages and benefits paid by the Company to its employees are approximately RMB3,711 million.

(3)	Training plan

During the reporting period, the Company has 105 occupational education management personnel. A total of 454,494 persons participated in trainings, mainly including training on post standardization, adaptability and qualification and continuing education. The Company has completed 50% of annual training program with relevant expense of approximately RMB9.6859 million.

(4)	Employee insurance and benefits plan

Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic old-age insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.

026

GUANGSHEN RAILWAY     2021 INTERIM REPORT

Chapter 6

Matters of Importance

I.	FULFILLMENT OF COMMITMENTS

Commitment background	Commitment type	Parties	Contents of commitment	Date and term commitment	Execution time limit	Strict Compliance
Commitment related to initial public offerings	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou- Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes

	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes

Other commitments	Other	GRGC

GRGC leased the occupied land in the Guangzhou- Pingshi section to the Company after acquiring such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became officially effective on 1 January 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the

Company by GRGC for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.

				20 years	Yes	Yes

	Other	GRGC	GRGC has issued a letter of commitment to the Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

027

II.	NON-REGULAR APPROPRIATION OF FUND BY THE CONTROLLING SHAREHOLDERS AND OTHER RELATED PARTIES DURING THE REPORTING PERIOD

☐  Applicable    ☒  Not applicable

III.	ILLEGAL GUARANTEE

☐  Applicable    ☒  Not applicable

IV.	AUDIT OF INTERIM REPORT

☐  Applicable    ☒  Not applicable

V.	CHANGES AND HANDLING OF MATTERS INVOLVED IN NON-STANDARD AUDIT OPINION IN THE PREVIOUS YEAR’S ANNUAL REPORT

☐  Applicable    ☒  Not applicable

VI.	BANKRUPTCY, RESTRUCTURING AND INCIDENTS OF SUSPENSION OF LISTING OR TERMINATION OF LISTING

☐  Applicable    ☒  Not applicable

VII.	MAJOR LITIGATION AND ARBITRATION

☐  The Company had material litigation and arbitration during the reporting period

☒  The Company did not have material litigation and arbitration during the reporting period

VIII.	ALLEGED NON-COMPLIANCE OF AND PUNISHMENT ON THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER AND THE RECTIFICATION THEREOF

☐  Applicable    ☒  Not applicable

IX.	EXPLANATION OF INTEGRITY OF THE COMPANY, ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD

☐  Applicable    ☒  Not applicable

028

GUANGSHEN RAILWAY     2021 INTERIM REPORT

X.	MATERIAL CONNECTED TRANSACTIONS

(1)	Connected transactions related to daily operations

On 30 October 2019, the Company and CSRG (including GRGC and its subsidiaries) entered into a comprehensive services framework agreement for a term of three years. The agreement was approved by the independent shareholders at the extraordinary general meeting of the Company on 23 December 2019.

During the reporting period, the related party transactions in relation to daily operations entered by the Company are set out in Notes 15 and 16 to the financial statements. The Company confirmed that the following transactions are connected transactions (including continuing connected transactions) described under Chapter 14A of the Listing Rules of SEHK, and at the same time constitute related party transactions described under Notes 15 and 16 to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of SEHK.

1.	Transactions conducted with GRGC and its subsidiaries

				(Unit: RMB thousand)
Parties	Connected relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settle according to price determined by CSRG	1,466,528
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of services	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	676,165
Subsidiaries of GRGC	Subsidiaries of the largest shareholder	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	433,714
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sales of goods	Sales of materials and supplies	By consultation according to full cost pricing	34,627
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	423,008
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	1,362,088
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Repair and maintenance services	By consultation according to full cost pricing	124,615
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	262,308
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Construction work services	Based on fixed amount approved for national railway works	12,025
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Services received	Other services	—	1,504

029

2.	Transactions conducted with CSRG and other railway enterprises

(Unit: RMB thousand)

Parties	Connected relationship	Type of transaction	Description of transaction	Basis of pricing for the transaction	Amount of transaction
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	253,180
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	2,638,478
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Railway operation services	Based on agreement according to cost plus pricing	1,133,055
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Truck maintenance services	Settled according to the prices determined by CSRG	241,611
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Apartment leasing services	By consultation according to full cost pricing	256
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Provision of services	Other services	—	442
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Train services	By consultation according to full cost pricing, or settled according to the prices determined by CSRG	1,445
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Services received	Railway network usage services settled through CSRG	Settled according to the prices determined by CSRG	974,608
CSRG and other railway enterprises	De facto controller of the largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	By consultation according to full cost pricing	1,396

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

(2)	Connected transactions in relation to acquisition or disposal of assets or equity interests

☐   Applicable   ☒   Not applicable

(3)	Material connected transactions in relation to joint external investment

☐   Applicable   ☒   Not applicable

(4)	Related claims and debts

		(Unit: RMB ten thousand)
		Fund provided to related parties
Related Parties	Connected relationship	Opening balance	Addition	Closing balance
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Wholly-owned subsidiary	200	—	200
Zengcheng Lihua Stock Company Limited	Controlling subsidiary	1,231	—	1,231
Total		1,431	—	1,431
Impact of the related claim and debt on the operating results and financial position of the Company		No significant impact.

(5)	Financial business between the Company and any connected financial company, any financial company controlled by the Company and any of its related parties

☐   Applicable   ☒   Not applicable

(6)	Other material connected transactions

☐   Applicable   ☒   Not applicable

031

XI.	MATERIAL CONTRACTS AND IMPLEMENTATION

(1)	Trust, contracted businesses and leasing affairs

☐   Applicable   ☒   Not applicable

(2)	Material guarantees performed and outstanding during the reporting period

☐   Applicable ☒   Not applicable

(3)	Other material contracts or transactions

During the reporting period, except as disclosed in this interim report, the Company did not enter into any other material contracts or transactions.

XII.	EXPLANATION OF OTHER MATERIAL EVENTS

☐   Applicable   ☒   Not applicable

032

GUANGSHEN RAILWAY     2021 INTERIM REPORT

Chapter 7

Changes in Share and Particulars of Shareholders

I.	PARTICULARS OF CHANGES IN SHARE CAPITAL

(1)	Changes in share

During the reporting period, there was no change in the Company’s total number of shares and structure of share capital.

(2)	Changes in shares with selling restrictions

☐   Applicable   ☒   Not applicable

II.	PARTICULARS OF SHAREHOLDERS

(1)	Number of shareholders:

Number of ordinary shareholders as at the end of the reporting period (number)	198,641

033

(2)	Shareholdings of the top ten shareholders and top ten holders of shares without selling restrictions as of the end of the reporting period

(Unit: share)

Particulars of the shareholding of the top ten shareholders
	Number of shares held at the end of the period		Number of shares with selling restriction held	Share pledged, marked or frozen
Name of shareholders (full name)		Percentage (%)		Status	Number	Nature of shareholder
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (note)	1,522,210,415	21.49	—	Nil	—	Foreign legal person
Lin Naigang	124,000,000	1.75	—	Nil	—	Domestic natural person
Hong Zejun	68,500,000	0.97	—	Nil	—	Domestic natural person
Li Wei	32,008,001	0.45	—	Nil	—	Domestic natural person
Taiyuan Iron and Steel (Group) Co., Ltd.	28,851,989	0.41	—	Nil	—	State-owned legal person
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	0.40	—	Nil	—	Other
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	0.38	—	Nil	—	Other
Central European Fund — Agricultural Bank of China — Central European CSI Financial Asset Management Plan	26,436,800	0.37	—	Nil	—	Other
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme	24,907,300	0.35	—	Nil	—	Other

034

GUANGSHEN RAILWAY     2021 INTERIM REPORT

Top ten holders of shares without selling restrictions
	Number of shares held without selling restrictions	Class and number of shares
Name of shareholder		Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,522,210,415	RMB ordinary shares	105,142,116
Overseas listed foreign shares	1,417,068,299
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
Hong Zejun	68,500,000	RMB ordinary shares	68,500,000
Li Wei	32,008,001	RMB ordinary shares	32,008,001
Taiyuan Iron and Steel (Group) Co., Ltd.	28,851,989	RMB ordinary shares	28,851,989
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Central European Fund — Agricultural Bank of China — Central European CSI Financial Asset Management Plan	26,436,800	RMB ordinary shares	26,436,800
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme	24,907,300	RMB ordinary shares	24,907,300
Statement regarding the connected relationship or acting in concert arrangements of the above shareholders	The Company is not aware of any of the above shareholders being connected or acting in concert as defined in the “Administrative Measures on Acquisitions of Listed Companies” (《上市公司收購管理辦法》).

Note:	HKSCC NOMINEES LIMITED represents 香港中央結算（代理人）有限公司, holding 105,142,116 A Shares and 1,417,068,299 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of top ten shareholders with selling restrictions

☐   Applicable   ☒   Not applicable

035

(3)

So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO as follows:

(Unit: Shares)

Name of shareholder	Class of Shares	Number of Shares held		Capacity	Percentage of share capital of the same class (%)		Percentage of total share capital (%)
China Railway Guangzhou Group Co., Ltd.	A share	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
Pacific Asset Management Co., Ltd.	H share	212,956,000	(L)	Investment manager	14.88	(L)	3.01	(L)
Pandanus Associates Inc.	H share	142,946,000	(L)	Corporate interest controlled by substantial shareholder	9.99	(L)	2.02	(L)
Kopernik Global Investors LLC	H share	128,977,054	(L)	Investment manager	9.01	(L)	1.82	(L)
Brown Brothers Harriman & Co.	H share	112,996,400	(L)	Agency	7.89	(L)	1.60	(L)
		112,996,400	(P)		7.89	(P)	1.60	(P)
FIDELITY FUNDS	H share	85,368,000	(L)	Beneficial owner	5.96	(L)	1.21	(L)

Note:	The letter ‘L’ denotes a long position; ‘P’ denotes a lending pool.

(4)	Strategic Investors or ordinary legal person becoming top ten shareholders by way of placing of new shares

☐   Applicable ☒   Not applicable

III.	INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1)	Changes in shareholdings of Directors, Supervisors, and senior management (current and resigned during the reporting period)

☐   Applicable   ☒   Not applicable

(2)	Granting of share options to Directors, Supervisors, and senior management during the reporting period

☐   Applicable ☒   Not applicable

036

GUANGSHEN RAILWAY     2021 INTERIM REPORT

(3)	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS OR CHIEF EXECUTIVES

Save as disclosed below, as at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company did not receive notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code in Appendix 10 to the Listing Rules of the SEHK. None of the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.

Other companies in which Directors, Supervisors or chief executives of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

Name	Name of the company/ associated corporation	Position	Capacity and nature of interest	Number and class of shares held	Percentage of shareholding in the total share capital of the Company (%)	Percentage of shareholding in the relevant class of shares of the Company (%)	Long/Short position
Guo Xiangdong(*)	The Company	Director	Beneficial owner	A Shares: 80,000 shares	0.0011	0.0014	Long position
Xiang Lihua	The Company	Supervisor	Interest of spouse	A Shares: 18,200 shares	0.00026	0.00032	Long position

*	Resigned during the reporting period.

IV.	CHANGES IN LARGEST SHAREHOLDER AND DE FACTO CONTROLLER

☐  Applicable    ☒  Not applicable

037

V.	OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

As of the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

VI.	PUBLIC FLOAT

As of the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

VII.	REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY

During the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

VIII.	PRE-EMPTIVE RIGHT

Under the Articles and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

IX.	TRANSACTIONS INVOLVING ITS OWN SECURITIES

During the reporting period, none of the Company or any of its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, or redeemable securities.

038

GUANGSHEN RAILWAY     2021 INTERIM REPORT

Chapter 8

Information Regarding Preference Shares

☐  Applicable    ☒  Not applicable

039

Chapter 9

Information Regarding Bonds

I.	ENTERPRISE BONDS, CORPORATE BONDS AND DEBT FINANCING INSTRUMENTS OF NON-FINANCIAL ENTERPRISES

☐  Applicable    ☒  Not applicable

II.	CONVERTIBLE CORPORATE BONDS

☐  Applicable    ☒  Not applicable

040

GUANGSHEN RAILWAY     2021 INTERIM REPORT

Chapter 10

Financial Report

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2021

	Note	As at 30 June 2021 RMB’000 (Unaudited)	As at 31 December 2020 RMB’000 (Audited)
ASSETS
Non-current assets
Fixed assets — net	7	22,472,808	23,016,415
Right-of-use assets		3,149,379	3,183,470
Construction-in-progress	7	2,650,708	2,778,676
Prepayments for fixed assets and construction-in-progress		42,596	36,744
Goodwill		281,255	281,255
Investments in associates		212,726	196,848
Deferred tax assets		394,239	422,954
Long-term prepaid expenses		51,744	43,889
Financial assets at fair value through other comprehensive income		377,631	377,631
Long-term deposits		160,000	160,000
Long-term receivable		21,868	23,734

		29,814,954	30,521,616

Current assets
Materials and supplies		283,017	296,406
Trade receivables	8	4,415,089	3,721,677
Prepayments and other receivables		532,432	695,522
Short-term deposits		60,000	60,000
Cash and cash equivalents		1,573,917	1,485,232
Assets classified as held for sale		—	—

		6,864,455	6,258,837

Total assets		36,679,409	36,780,453

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	9	7,083,537	7,083,537
Share premium		11,562,657	11,562,657
Other reserves		3,266,425	3,266,425
Retained earnings		6,284,496	6,280,219

		28,197,115	28,192,838

Non-controlling interests		(36,609)	(36,669)

Total equity		28,160,506	28,156,169

041

	Note	As at 30 June 2021 RMB’000 (Unaudited)	As at 31 December 2020 RMB’000 (Audited)
LIABILITIES
Non-current liabilities
Lease liabilities		1,317,951	1,315,693
Deferred income related to government grants		102,474	104,939
Deferred tax liabilities		57,666	58,913

		1,478,091	1,479,545

Current liabilities
Trade payables	10	2,072,919	2,073,922
Contract liabilities		63,445	215,305
Payables for fixed assets and construction-in-progress		2,915,119	2,914,696
Dividends payable		13,746	13,749
Income tax payable		315	697
Current portion of lease liabilities		62,445	61,880
Accruals and other payables		1,912,325	1,849,656
Other current liability		498	14,834

		7,040,812	7,144,739

Total liabilities		8,518,903	8,624,284

Total equity and liabilities		36,679,409	36,780,453

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

042

GUANGSHEN RAILWAY     2021 INTERIM REPORT

CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2021

For the six months ended 30 June
	Note	2021 RMB’000 (Unaudited)	2020 RMB’000 (Unaudited)
Revenue from railroad businesses
Passenger		2,940,944	1,728,680
Freight		996,939	735,930
Railway network usage and other transportation related services		5,253,045	4,620,762

		9,190,928	7,085,372

Revenue from other businesses		477,050	371,528

Total revenue	6	9,667,978	7,456,900
Operating expenses
Railroad businesses		(9,279,435)	(7,838,583)
Other businesses		(402,607)	(384,228)

Total operating expenses		(9,682,042)	(8,222,811)
Impairment on financial assets		42,504	(10,554)
Other gains — net		22,233	14,964

(Loss)/profit from operations		50,673	(761,501)
Finance costs — net		(34,745)	(27,643)
Share of net profits/(losses) of associates accounted for using the equity method		15,878	3,424

Profit/(loss) before income tax		31,806	(785,720)
Income tax credit/(expenses)	11	(27,469)	172,806

Profit/(loss) for the period		4,337	(612,914)
Other comprehensive income		—	—

Total comprehensive income for the period, net of tax		4,337	(612,914)

043

For the six months ended 30 June
	Note	2021 RMB’000 (Unaudited)	2020 RMB’000 (Unaudited)
(Loss)/profit attributable to:
Equity holders of the Company		4,277	(613,983)
Non-controlling interests		60	1,069

		4,337	(612,914)

Total comprehensive income attributable to:
Equity holders of the Company		4,277	(613,983)
Non-controlling interests		60	1,069

		4,337	(612,914)

Earnings/(loss) per share for (loss)/profit attributable to the equity holders of the Company during the period
— Basic and diluted	12	RMB0.0006	RMB	(0.09)
Dividends	13	—	—

The above consolidated comprehensive income statement should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

044

GUANGSHEN RAILWAY     2021 INTERIM REPORT

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

Attributable to equity holders of the Company
	Share capital	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2021	7,083,537	11,562,657	2,780,425	304,059	181,941	6,280,219	28,192,838	(36,669)	28,156,169
Total comprehensive income	—	—	—	—	—	4,277	4,277	60	4,337
income for the period	—	—	—	—	—	4,277	4,277	60	4,337
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve — Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	63,562	(63,562)	—	—	—
Utilisation	—	—	—	—	(63,562)	63,562	—	—	—
Dividends relating to 2020	—	—	—	—	—	—	—	—	—

Balance as at 30 June 2021	7,083,537	11,562,657	2,780,425	304,059	181,941	6,284,496	28,197,115	(36,609)	28,160,506

Balance at 1 January 2020	7,083,537	11,562,657	2,780,425	304,059	181,941	7,263,107	29,175,726	(36,445)	29,139,281
Total comprehensive income	—	—	—	—	—	(613,983)	(613,983)	1,069	(612,914)
Profit for the period	—	—	—	—	—	(613,983)	(613,983)	1,069	(612,914)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve — Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	140,864	(140,864)	—	—	—
Utilisation	—	—	—	—	(140,864)	140,864	—	—	—
Dividends relating to 2019	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)

Balance as at 30 June 2020	7,083,537	11,562,657	2,780,425	304,059	181,941	6,224,112	28,136,731	(35,376)	28,101,355

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

045

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2021

	For the six months ended 30 June
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Cash generated from operations	311,029	777,305
Income tax paid	(382)	(251,448)

Net cash generated from operating activities	310,647	525,857

Cash flows from investing activities
Proceeds from disposal of fixed assets and assets classified as held for sale	93,802	3,139
Dividends received	9,802	7,735
Interest received	—	2,279
Short-term deposits received	60,000	—
Increase in short-term deposits with maturities more than three months, net	(60,000)	(130,000)
Payments for acquisition of fixed assets, construction-in-progress and long-term prepaid expenses; and prepayments for fixed assets, net of related payables	(294,621)	(461,534)

Net cash used in investing activities	(191,017)	(578,381)

Cash flows from financing activities
Payment of lease liabilities	(30,945)	(30,375)

Net cash used in financing activities	(30,945)	(30,375)

Net increase/(decrease) in cash and cash equivalents	88,685	(82,899)

Cash and cash equivalents at beginning of the period	1,485,232	1,562,334

Cash and cash equivalents at end of the period	1,573,917	1,479,435

The above consolidated cash flows statement should be read in conjunction with the accompanying notes.

Wu Yong	Hu Lingling
Director	Director

046

GUANGSHEN RAILWAY     2021 INTERIM REPORT

Notes to the Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

(All amounts expressed in Renminbi unless otherwise stated)

1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”).

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

The principal activities of the Group are the provision of passenger and freight transportation service on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The interim condensed consolidated financial information (the “Financial Information”) were authorised for issue by the board of directors of the Company on 30 August 2021.

The English names of all companies listed in the Financial Information are direct translations of their registered names in Chinese if no registered names in English are available.

047

1.	GENERAL INFORMATION (continued)

The following is a list of the subsidiaries at 30 June 2021:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non- controlling interests (%)	Registered capital RMB’000
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in PRC	100%	100%	—	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in PRC	100%	100%	—	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in PRC	100%	100%	—	1,500
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in PRC	100%	100%	—	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—	379
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) (i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services	44.72%	44.72%	55.28%	107,050

048

GUANGSHEN RAILWAY     2021 INTERIM REPORT

1.	GENERAL INFORMATION (continued)

(i)

According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

As at 30 June 2021, the non-wholly owned subsidiaries individually and in aggregate are not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries is not disclosed.

This interim condensed consolidated financial information has not been audited.

2.	BASIS OF PREPARATION

This interim condensed consolidated financial information for the six months ended 30 June 2021 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’.

The interim condensed consolidated financial information does not include all the notes of the type normally included in an annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”), the disclosure requirements of The Stock Exchange of Hong Kong Limited and any public announcements made by the Company during the interim reporting period. The interim condensed consolidated financial information have been prepared under the historical cost convention except for financial assets at fair value through other comprehensive income (“FVOCI”).

As at 30 June 2021, the Group had net current liabilities of RMB176,357,000 and capital expenditure contracted for but not recognised as liabilities of RMB635,381,000 (see note 14(a)). Considering the current financial position, operating plan and usable bank facilities amounting to RMB1,500,000,000 of the Group, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

049

3.	ACCOUNTING POLICIES

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2020, as described in those annual financial statements except for the adoption of new and amended standards as set out below.

(a)	Amendments to IFRSs effective for the period ended 30 June 2021 do not have a material impact on the Group’s Interim Financial Information.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(b)

The following new and amended standards that have been issued and are not effective for the period ended 30 June 2021 and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Effective for annual periods beginning on or after
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	1 January 2022
Annual Improvements to IFRS Standards 2018–2020		1 January 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	1 January 2022
Amendments to IAS 37	Onerous Contracts — Cost of Fulfilling a Contract	1 January 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

050

GUANGSHEN RAILWAY     2021 INTERIM REPORT

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk, and liquidity risk.

The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2020.

There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

As at 30 June 2021, the Group had net current liabilities of RMB176,357,000 and RMB635,381,000 of capital expenditure contracted for at 30 June 2021 but not recognised as liabilities (see note 14(a)). Taking into account of the factors mentioned in note 2, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months.

(c)	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs) (level 3).

As at 30 June 2021, the Group did not have any financial instruments that were measured at fair value except for FVOCI.

051

4.	FINANCIAL RISK MANAGEMENT (continued)

(c) Fair value estimation (continued)

The following table presents the Group’s assets that are measured at fair value at 30 June 2021:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI Equity investment in unlisted companies	—	—	377,631	377,631

The following table presents the Group’s assets that are measured at fair value at 31 December 2020:
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI Equity investment in unlisted companies	—	—	377,631	377,631

There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the period. There were RMB9,801,829 gains recognised for the period ended 30 June 2021 (2020: RMB 7,735,270).

Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, long-term receivable, short-time deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

5.	ESTIMATES

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim condensed consolidated financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2020.

052

GUANGSHEN RAILWAY     2021 INTERIM REPORT

6.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2021 and 30 June 2020 are as follows:

	For the six months ended 30 June (unaudited)
	The Railway Transportation Business		All other segments		Elimination		Total
	2021	2020	2021	2020	2021	2020	2021	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
— Railroad Businesses	9,190,928	7,085,372	—	—	—	—	9,190,928	7,085,372
— Other Businesses	426,960	327,683	94,773	57,762	(44,683)	(13,917)	477,050	371,528

Total revenue	9,617,888	7,413,055	94,773	57,762	(44,683)	(13,917)	9,667,978	7,456,900

Timing of revenue recognition
— Overtime	9,544,078	7,348,356	41,203	26,430	(44,683)	(13,917)	9,540,598	7,360,869
— At a point in time	41,151	28,286	43,598	31,332	—	—	84,749	59,618
— Lease	32,659	36,413	9,972	—	—	—	42,631	36,413

	9,617,888	7,413,055	94,773	57,762	(44,683)	(13,917)	9,667,978	7,456,900

Segment results	66,182	(735,969)	(34,376)	(49,751)	—	—	31,806	(785,720)

Finance costs — net	(34,642)	(27,553)	(103)	(90)	—	—	(34,745)	(27,643)
Share of net profits of associates	15,878	3,424	—	—	—	—	15,878	3,424
Depreciation of fixed assets	(862,997)	(828,582)	(2,143)	(2,366)	—	—	(865,140)	(830,948)
Depreciation of right–of-use assets	(28,425)	(26,996)	(5,666)	(5,666)	—	—	(34,090)	(32,662)
Amortisation of long-term prepaid expenses	(12,314)	(8,745)	(300)	(206)	—	—	(12,614)	(8,951)
Provision of/(reversal of) impairment of receivables	42,504	(10,561)	—	7	—	—	42,504	(10,554)

053

6.	SEGMENT INFORMATION (continued)

A reconciliation of segment result to profit for the period is provided as follows:

	For the six months ended 30 June (unaudited)
	The Railway Transportation Business		All other segments		Elimination		Total
	2021	2020	2021	2020	2021	2020	2021	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment results	66,182	(735,969)	(34,376)	(49,751)	—	(12,544)	31,806	(785,720)
Income tax (expenses)/credit	(28,715)	171,633	1,246	1,173	—	—	(27,469)	172,806

Profit/(loss) for the period	37,467	(564,336)	(33,130)	(48,578)	—	(12,544)	4,337	(612,914)

The segment information about the Group’s assets and liabilities as at 30 June 2021 and 31 December 2020 are as follows:

	The Railway Transportation Business		All other segments		Elimination		Total
	As at 30 June 2021	As at 31 December 2020	As at 30 June 2021	As at 31 December 2020	As at 30 June 2021	As at 31 December 2020	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Total segment assets	36,479,233	36,573,556	415,381	443,479	(215,205)	(236,582)	36,679,409	36,780,453

Total segment assets include:
Investments in associates	212,726	196,848	—	—	—	—	212,726	196,848
Additions to non-current assets (other than financial instruments, investments in associates and deferred tax assets)	468,152	1,748,748	29,983	679	—	—	498,135	1,749,427

Total segment liabilities	8,068,861	8,184,773	661,906	656,875	(211,864)	(217,364)	8,518,903	8,624,284

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the all of the assets are also located in the PRC.

Revenues of approximately RMB1,934,869,000 (for the six months ended 30 June 2020:

RMB1,836,409,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

	Six months ended 30 June
	2021 RMB’000 (Unaudited)	2020 RMB’000 (Unaudited)
Opening net book amount as at 1 January	25,795,091	25,945,055
Additions	440,915	253,501
Disposal	(247,672)	(54,774)
Depreciation	(865,140)	(830,948)
Impairment write-off	322	—

Closing net book amount as at 30 June	25,123,516	25,312,834

As at 30 June 2021, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,784,962,000 (31 December 2020: RMB1,518,731,000) had not been obtained by the Group.

055

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS (continued)

These kind of buildings are classified as below:

	Carrying value
	As at 30 June 2021 RMB’000	As at 31 December 2020 RMB’000	Reason for delay in obtaining the ownership certificates
Certificates for buildings under application procedures	1,269,757	980,689

The Group commenced such application procedures with the respective authorities in China by the end of 2017, and the Group’s management expects that these procedures would be completed within a short period of time and the ownership certificates will be obtained.

Certain buildings located on the land of which the land use right certificates have not been obtained	47,232	48,103

According to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Group can start the application for the respective housing ownership certificates. As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates.

Certain buildings attached to pieces of land which is held by lease	467,973	489,939

Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company’s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

(a)	As at 30 June 2021, fixed assets of the Group with an aggregate net book value of approximately RMB353,285,000 (31 December 2020: RMB171,954,000) had been fully depreciated but they were still in use.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

8.	TRADE RECEIVABLES

	As at 30 June 2021 RMB’000 (Unaudited)	As at 31 December 2020 RMB’000 (Audited)
Trade receivables	4,433,329	3,782,381
Including: receivables from related parties	3,629,967	2,955,797
Less: Provision for doubtful accounts	(18,240)	(60,704)

	4,415,089	3,721,677

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivables is as follows:

	As at 30 June 2021 RMB’000 (Unaudited)	As at 31 December 2020 RMB’000 (Audited)
Within 1 year	3,339,893	2,773,713
Over 1 year but within 2 years	543,951	653,062
Over 2 years but within 3 years	360,444	306,410
Over 3 years	189,041	49,196

	4,433,329	3,782,381

057

9.	SHARE CAPITAL

As at 30 June 2021 and 31 December 2020, the total number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share:

As at 30 June 2021 and 31 December 2020
RMB’000
Ordinary shares, issued and fully paid
— H Shares	1,431,300
— A Shares	5,652,237

7,083,537

There has been no movement of the issued and fully paid share capital during the period.

10.	TRADE PAYABLES

The aging analysis of trade payables based on the contracted payment date was as follows:

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Within 1 year	1,935,121	1,874,224
Over 1 year but within 2 years	103,769	146,717
Over 2 years but within 3 years	16,158	8,993
Over 3 years	17,871	43,988

	2,072,919	2,073,922

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

11.	INCOME TAX EXPENSE/(CREDIT)

An analysis of the current period taxation charges is as follows:

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Current income tax	—	1,267
Deferred income tax	27,469	(174,073)

	27,469	(172,806)

12.	EARNING/(LOSS) PER SHARE

The calculation of basic earning/(loss) per share is based on the net earning/(loss) for the six months ended 30 June 2021 attributable to shareholders of RMB4,277,000 (2020: RMB(613,983,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2020: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted loss/earnings per share amount is the same as the basic loss/earnings per share.

13.	DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2021.

In 29 March 2021, the Board of Directors declared no dividend in respect of the year ended 31 December 2020 (2020: RMB425,012,000), and it was approved by shareholders in the Annual General Meeting on 17 June 2021.

There was no interim dividend for the six months ended 30 June 2021 (2020: nil) proposed by the Board of Directors as at 30 August 2021.

059

14.	COMMITMENTS

(a)	Capital commitments

As at 30 June 2021, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Authorised but not contracted for	231,066	505,730

Contracted but not provided for	404,315	444,270

A substantial amount of these commitments is related to the reform of railway stations or facilities relating to the existing railway lines operated by the Group. The related financing would be from self-generated operating cash flows and bank facilities.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

15.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2021, the Group had the following material transactions undertaken with related parties:

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	1,466,528	802,179
Revenue collected by China State Railway Group Co., Ltd. (“CSRG”) for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	676,165	577,633
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	433,714	458,648

	2,576,407	1,838,460

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	34,627	10,528

	34,627	10,528

Services received and purchases made
Transportation related services
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (i)	423,008	473,423
Cost settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,362,088	893,030

	1,785,096	1,366,453

061

15.	RELATED PARTY TRANSACTIONS (continued)

(a)	(continued)

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Other services
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	124,615	50,460
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	262,308	186,075
Provision of construction services by Guangzhou Railway Group and its subsidiaries (v)	12,025	138,836
Others	1,504	—

	400,452	375,371

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	Based on construction amount determined under national railway engineering guidelines.

(b)	Key management compensation

The compensation paid and payable to directors and supervisors of the Group, representing key management personnel, amounted to RMB3,695,602 for the six months ended 30 June 2021 (2020: RMB2,096,477).

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

15.	RELATED PARTY TRANSACTIONS (continued)

(c)	As at 30 June 2021, the Group had the following material balances maintained with related parties:

	As at 30 June 2021	As at 31 December 2020
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Trade receivables	2,519,794	1,853,846
— Guangzhou Railway Group (i)	312,538	208,024
— Subsidiaries of Guangzhou Railway Group (i)	2,207,256	1,645,822
— Associates	—	—

Prepayments and other receivables	53,930	59,580
— Guangzhou Railway Group	3,348	431
— Subsidiaries of Guangzhou Railway Group	50,504	59,106
— Associates	78	43

Prepayments for fixed assets and construction-in-progress	5,796	—
— Subsidiaries of Guangzhou Railway Group	5,796	—

Trade payables	1,319,107	1,243,372
— Guangzhou Railway Group (i)	122,773	85,076
— Subsidiaries of Guangzhou Railway Group (ii)	1,194,318	1,147,912
— Associates	2,016	10,384

Payables for fixed assets and construction-in-progress	975,018	876,031
— Guangzhou Railway Group	210,245	122,684
— Subsidiaries of Guangzhou Railway Group	455,632	376,569
— Associates	309,141	376,778

Contract liabilities	707	436
— Subsidiaries of Guangzhou Railway Group	182	341
— Associates	525	95

Accruals and other payables	443,446	443,754
— Guangzhou Railway Group	7,771	5,104
— Subsidiaries of Guangzhou Railway Group (iii)	426,658	429,442
— Associates (iv)	10,017	9,208

Lease liabilities	1,317,951	1,175,565
— Guangzhou Railway Group	1,317,951	1,175,565

063

15.	RELATED PARTY TRANSACTIONS (continued)

(c)	(continued)

(i)

The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)

The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As at 30 June 2021, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

(d)	Lease – as lessee:

For the six months ended 30 June 2021, the depreciation expense of the right-of-use assets was RMB8,009,000 (for the six months ended 30 June 2020: RMB6,689,000), the interest expense of lease liabilities was RMB33,768,000 (for the six months ended 30 June 2020: RMB28,820,000), and the actual payment to Guangzhou Railway Group was RMB30,945,000 (for the six months ended 30 June 2020: RMB30,375,000).

For the six months ended 30 June 2021, the payment of short term leases related to the lease of passenger trains to Guangzhou Railway Group was RMB163,740,000 (for the six months ended 30 June 2020: RMB121,945,000).

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the China Railway Corporation (in 2019, its name was changed into CSRG). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG (“Reform”). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both six months ended 30 June 2021 and 2020 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

(a)	Save as disclosed in other notes to the Financial Information, for the six months ended 30 June 2021, the Group had the following material transactions undertaken with the CSRG Group:

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Provide Services and sales of goods
Transportation related services
Provision of train transportation services to CSRG Group (i)	253,180	18,057
Revenue collected by CSRG for services provided to CSRG Group (ii)	2,638,478	1,024,427
Revenue from railway operation service provided to CSRG Group (iii)	1,133,055	1,128,805

	4,024,713	2,171,289

Other services
Provision of repairing services for cargo trucks to CSRG Group (ii)	241,611	183,058
Provision of leasing services to CSRG Group (iv)	256	181
Others	442	—

	242,309	183,239

065

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(a)	(continued)

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Receive Services and purchase of goods
Transportation related services
Provision of train transportation services by CSRG Group (i)	1,445	9,544
Cost settled by CSRG for services provided by CSRG Group (ii)	974,608	698,783

	976,053	708,327

Other services
Provision of repair and maintenance services by CSRG Group (iv)	—	2,499
Purchase of materials and supplies from CSRG Group (iv)	1,396	1,219
Provision of construction services by CSRG Group (v)	—	5,486

	1,396	9,204

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amounts determined under national railway engineering guidelines.

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GUANGSHEN RAILWAY     2021 INTERIM REPORT

16.	TRANSACTIONS WITH CSRG AND OTHER RAILWAY COMPANIES (continued)

(b)	Revenue collected and settled through the CSRG:

	Six months ended 30 June
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
— Passenger transportation	2,838,440	1,594,931
— Freight transportation	855,162	635,558
— Luggage and parcel	69,414	12,292

	3,763,016	2,242,781

(c)	Lease – as lessee:

For the six months ended 30 June 2021, the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB324,676,000 (for the six months ended 30 June 2020: RMB253,751,000).

(d)	Balances due from/to CSRG Group:

As at 30 June 2021 and 31 December 2020, the Group had the following material balances with CSRG and its subsidiaries:

	As at 30 June 2021 RMB’000 (Unaudited)	As at 31 December 2020 RMB’000 (Audited)
Due from CSRG Group
— Trade receivables	1,110,173	1,101,951
— Other receivables	165,537	183,021

	1,275,710	1,284,972

Due to CSRG Group
— Trade payables and payables for fixed assets and construction-in-progress	56,126	71,082
— Other payables	6,227	4,564

	62,353	75,646

As at 30 June 2021, all the balances maintained with CSRG Group were unsecured, non-interest bearing and were repayable on demand.

067